Filed by salesforce.com, inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2

of the Securities Exchange Act of 1934, as amended

Subject Company: MuleSoft, Inc.

(Commission File No. 001-38031)

The following communication is being filed in connection with the acquisition of MuleSoft, Inc. by salesforce.com, inc.

Excerpt from Transcript of TrailheaDX Keynote Speech by Bret Taylor, President and Chief Product Officer of salesforce.com, inc., delivered on March 28, 2018

Thank you so much. This is awesome. My first TrailheaDX, I’m so excited to be here. I have to tell you I’ve had the privilege of being a software engineer and a product designer in some amazing companies like Google and Facebook. And there is nothing like this community in the world. I mean, it’s truly the foundation of this company, it’s why I come into work every day. We would not be here if not for all of you. So thank you so much, this community is amazing. [applause] When I look around the room I realize that all of you individually, you’re the ones driving the digital transformation of our economy. Do you just feel the optimism in the air in here? Do you all feel that? You look at the [inaudible] revolution and you see things like artificial intelligence and the internet of things, and I think the people in this room, you don’t see risks, you see opportunity. Opportunity to transform the relationships you’re building with your customers. And it’s mentioned because every time I come to this event and interact with this community, I’m reminded of one very important thing. Digital transformation starts and ends with the customer. And we’re not here to learn about technology through technology sake, all of us are here in this room because we know that our customers expect a different version of our companies than they did a decade ago. Modern customers expect connective experiences. Modern customers want service wherever they are, whether they’re staring at their phone because mostly all are all the time nowadays, or glancing at their watch, or chatting with Alexa, or stepping in front of a service agent. Modern customers want personalized service, and marketing, and commerce. They want personalization at every touch point with your brand. And modern customers know that every device around them is connected to the internet of things, from their tires to the thermostat. And they want an integrated intelligent experience that makes all of these things synced. All these things work together. And the thing that I think about a lot is it is so hard to make connected experiences nowadays because these technologies are changing every single day, every single week. But the opportunity for all of us in this room is when you build those connected experiences it’s totally magical. I’d love to talk a little bit more about what I think a connected experience looks like. One of my favorite stories that Keith was talking about was Marriott. And I want to talk to you about this amazing trailblazing company because for me Marriott is amazing. This is not a company born in the digital era. This is not a technology startup. Marriott was founded in 1927, but they have digitally transformed their company to provide a connected experience at every step of the trip. So as it turns out, I’ve been spending a lot of time with Sara and the trailhead team lately and let’s just say I’ve got Serengeti on the mind. I don’t know why. If you come to our offices you’ll find out. It’s all Serengeti, all the time. So I thought a good way to show you this amazing experience was to book a safari in Zambia. So, I get this personalized offer from Marriott for the safaris I’m getting. It seems amazing. I have a family with three kids. This seems like a perfect family-friendly vacation to unplug after TrailheaDX and see a safari, which I’ve never been on before. Now, here’s the cool thing. Here’s why this experience is connected. I get this all from my phone. I’ve got the Marriott app installed on my phone so I can actually book this entire experience without leaving my kitchen table. I can choose my hotel and since I got three kids, add a few more pillows and blankets. Pretty important they all have a place to sleep. Step one of the trip accomplished. I can even book this entire trip without pulling out of my wallet because this app is connected to Apple Pay. Two taps and a facial scan later, I’ve booked a trip without pulling out my wallet or stepping out from the kitchen table. This is like science fiction. Imagine describing this to someone a decade ago. This is crazy. Here’s the thing, Marriott knows that a connected experience isn’t about a transaction. A connected experience is that end to end customer experience, and that connection continues when we land on our trip. Now, here’s the cool thing. We’re pulling up in the car to the hotel. I can actually check into the hotel from my Apple Watch before I even get out of the car. And we don’t need to wait in line to get a key card for our room or check-in. We just walked up to our room and I unlock it. And my kids are hanging out on the couch within about 30 seconds of pulling up to the hotel. And if you have three small children, you know how freaking awesome that is [laughter]. And then immediately my wife steals my phone and turns up the temperature. She does it every single room she’s ever walked into. And she doesn’t need to search the walls for the thermostat. This is a connected room. My kids can start fighting over what music to listen to while my wife and I unpack our suitcases. This is crazy because this is interesting. This isn’t a hotel room, this is our hotel room. Every step of this journey is personalized to me and my family’s preferences. This is what it means to be connected. But more than just connected, this experience is intelligent. Without my even reaching out, the front desk noticed that our flight got in early and we might be hungry. They offered to bring some food to the room. They even gave me a replacement for my lost iPhone charger. This is proactive predictive service. My customer experiences are predicted and intelligent because they’re based on data and they’re based on this incredibly powerful new technologies. For me as the customer it just seems like magic. They just figured this out. But behind the scenes, we have these amazing technologies powering these almost deceptively simple magical experiences. Our entire trip is like this. We get recommendations for activities we can take, restaurants we can visit. This entire experience has transformed our relationship with Marriott from my just being a customer of this one transaction to, really, a loyal advocate for their brand. This is the power of creating a connected and personalized experience. So how did Marriott do this? I’d say the main thing that Marriott did is they created a 360 degree view of the customer, a single view of the customer, of me and my family. And they did this by connecting everything. They connected all the systems at Marriott. Their CRM, their BRP, their data warehouse, and they connected every device. The device in my pocket, the device in my wrist, the device on the walls of the hotel room. All these devices were working together in a connected way to give me this experience. And I really think this is the promise of these new technologies. How can everyone in this room create a connected customer experience for their customers? This is our vision for the Salesforce platform. All of you can create good experiences like this. It all starts with lightning. Lightning platform is the fastest way to build applications that work on every single device. And of course, every lightning app is powered by Einstein so all your applications can be predicted and intelligent whether or not you’re already a scientist. Every app can be smarter with Einstein. And here’s the thing, so I’ve been in this Cloud for a few months and the first thing I did is I went on the road and I talked to a large number of you, all over the world. And I heard over and over again that one of the hardest things about building a connected application was actually the connection. I heard over and over again, “I’m not like an Apple or a Google. I don’t have a building for a software engineer with PhDs. I’m a hundred-year-old insurance forum and my IT infrastructure is a total mess. How do I connect all these systems to build experiences like these?” And that’s why I’m so excited today to announce our newest Cloud and the newest capability in the Salesforce platform, the Salesforce Integration Cloud.

Thank you. Our vision for the Integration Cloud is totally simple. We want to enable you to connect every system, connect every customer, and connect every device to your applications. Whether those systems are on-premises or in the Cloud. Whether those customers are in multiple [inaudible] and multiple Clouds. And no matter where those devices live. We want to enable you to connect all of those things to create a connected customer experience. That’s the Salesforce Integration Cloud. And that’s why we were so excited last week to announce our intent to acquire MuleSoft.

When I was on the road and I talked to people who were working on integration projects, I heard over and over again from developers that MuleSoft was the technology they went to for their integration projects. How many people in the room have heard of MuleSoft before?

That’s awesome. So the MuleSoft Anypoint Platform is absolutely amazing. It enables you to create an application network with every application of your company. And expose that as a uniform API that you can use to build connective applications. For those of you who are MuleSoft customers today, we are so excited to partner with you on your integration projects, whether or not those projects involve Salesforce. And for those of you who are new to MuleSoft, MuleSoft will power the Integration Cloud and all of your lightning apps will be more connected. I would just love if the Mulies from MuleSoft, do you mind standing up again and being recognized?

[inaudible]. We are so excited to welcome you to this trailblazer [inaudible]. We are so excited on the prospect of working with you. We’re inspired by your technology and I’m just excited at the prospect that you’re joining Salesforce. Thank you so much.

So integration is the next big, new capability of the Salesforce Platform. Just like you can make your apps smarter with Einstein, you can make your apps faster with Lightning; you can make all of your applications more connected with the Salesforce Integration Cloud. And we’re going to go deep on all these new capabilities today. First, we’re going to give you a much deeper overview of this new Integration Cloud. We’ll show you how you connect every experience. And then we’ll walk you through the Lightning Platform and show you how you can build apps faster. And, of course, we’re going to walk through Einstein and show you, you can make all your apps more intelligent. And then finally there’s Trailhead. Trailhead’s the lifeblood of all these technologies. With Trailhead you’ll be able to learn how to apply all of these new technologies to your businesses and up-level your career.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that salesforce.com, inc. (the “Company”), its acquisition subsidiary and MuleSoft, Inc. (“MuleSoft”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, the Company and its acquisition subsidiary will file a tender offer statement on Schedule TO, the Company will file a registration statement on Form S-4 and MuleSoft will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. MULESOFT STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF MULESOFT SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all MuleSoft stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge under the Financials heading of the Investor Relations section of the Company’s website at www.salesforce.com/investor or by contacting the Company’s Investor Relations department at investor@salesforce.com.

In addition to the Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, the Company and MuleSoft file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by the Company and MuleSoft at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company’s and MuleSoft’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information related to the Company, MuleSoft and the acquisition of MuleSoft by the Company that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of MuleSoft’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected, in a timely manner or at all; the Company’s ability to successfully integrate MuleSoft’s operations; the Company’s ability to implement its plans, forecasts and other expectations with respect to MuleSoft’s business after the completion of the transaction and realize expected synergies; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation or regulatory actions related to the proposed transaction; the pace of change and innovation in enterprise cloud computing services; the competitive nature of the market in which the Company participates; the Company’s service performance and security, including the resources and costs required to prevent, detect and remediate potential security breaches; the expenses associated with new data centers and third-party infrastructure providers; additional data center capacity; the Company’s ability to protect its intellectual property rights and develop its brands; dependency on the development and maintenance of the infrastructure of the Internet; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; the uncertainties inherent in research and development; competitive developments and climate change.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports filed on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the Financials heading of the Investor Relations section of the Company’s website at www.salesforce.com/investor.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.